UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SPX Corporation

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

784635104

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,289,521

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,289,521

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.44%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 859,946

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 859,946

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 859,946

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.09%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 918,035

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 918,035

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 918,035

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,529

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 13,529

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 213,302

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 213,302

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,302

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.52%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 247,187

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 247,187

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,187

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.60%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,830

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 142,830

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.35%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,787

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 70,787

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,787

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.17%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 128,628

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 128,628

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.31%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 182,437

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 182,437

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.44%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,738

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,738

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,859

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 95,859

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,859

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.23%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,289,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,289,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.44%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,289,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,289,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.44%

14.	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

This Schedule 13D/A constitutes the eighth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 25, 2013 and amended by Amendment No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No.7 filed by the Reporting Persons with the SEC on March 25, 2013, May 6, 2013, August 30, 2013, January 15, 2014, March 21, 2014, October 31, 2014 and November 12, 2014 (the “Statement”) with respect to the common stock, $10.00 par value (the “Shares”), of SPX Corporation (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration

RILLC and the Managed Accounts purchased an aggregate of 1,413,243 Shares for a total consideration (including brokerage commissions) of $105 million derived from capital of RILLC and the Managed Accounts.

The Relational LPs purchased an aggregate of 2,876,278 Shares for total consideration (including brokerage commissions) of $216 million derived from the capital of the Relational LPs.

Item 5.   Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,289,521 Shares, constituting 10.44% of the outstanding Shares.  The percentage of Shares owned is based upon 41,072,263 Shares outstanding on October 24, 2014, as set forth in the Issuer’s Form 10-Q for the period ended September 27, 2014.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	1,413,243	3.44%	Sole
MC I	859,946	2.09%	Sole
MC II	918,035	2.24%	Sole
RFP	13,529	0.03%	Sole
RCP	213,302	0.52%	Sole
RI IX	247,187	0.60%	Sole
RI XV	142,830	0.35%	Sole
RI XVI	70,787	0.17%	Sole
RI XX	128,628	0.31%	Sole
RI XXIII	182,437	0.44%	Sole
RI XXIV	3,738	0.01%	Sole
RH 1	95,859	0.23%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 1,413,243 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of the Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 2,876,278 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           See item (a) above.

(c)           Except as set forth in Exhibit A to this Statement, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days not previously reported.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 7.  Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A - Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days not previously reported.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2014

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.
RELATIONAL INVESTORS XX, L.P.
RELATIONAL INVESTORS XXIII, L.P.
RELATIONAL INVESTORS XXIV, L.P.
RH FUND 1, L.P.

By:		RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

Exhibit A

Transactions by Reporting Persons in the last 60 days not previously reported.

Beneficial Ownership	Purchase or Sale	Quantity	Transaction Date	Price per Share (including commission)	How Effected
Relational Investors LLC	Sale	306	11/14/2014	$92.99	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	1,343	11/14/2014	$92.99	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	1,440	11/14/2014	$92.99	Open Market
Relational Investors LLC	Sale	1,018	11/14/2014	$92.99	Open Market
Relational Coast Partners, L.P.	Sale	333	11/14/2014	$92.99	Open Market
Relational Fund Partners, L.P.	Sale	21	11/14/2014	$92.99	Open Market
RH Fund 1, L.P.	Sale	149	11/14/2014	$92.99	Open Market
Relational Investors XV, L.P.	Sale	223	11/14/2014	$92.99	Open Market
Relational Investors XVI, L.P.	Sale	110	11/14/2014	$92.99	Open Market
Relational Investors XX, L.P.	Sale	139	11/14/2014	$92.99	Open Market
Relational Investors XX, L.P.	Sale	61	11/14/2014	$92.99	Open Market
Relational Investors XXIII, L.P.	Sale	103	11/14/2014	$92.99	Open Market
Relational Investors XXIII, L.P.	Sale	181	11/14/2014	$92.99	Open Market
Relational Investors IX, L.P.	Sale	386	11/14/2014	$92.99	Open Market
Relational Investors LLC	Sale	882	11/14/2014	$92.99	Open Market
Relational Investors XXIV, L.P.	Sale	5	11/14/2014	$92.99	Open Market
Relational Investors LLC	Sale	205	11/18/2014	$93.37	Open Market
Relational Investors LLC	Sale	1,921	11/18/2014	$93.47	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	612	11/18/2014	$93.37	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	290	11/18/2014	$93.37	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	8,413	11/18/2014	$93.47	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	971	11/18/2014	$93.37	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	6,401	11/18/2014	$93.47	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	2,589	11/18/2014	$93.47	Open Market
Relational Investors LLC	Sale	683	11/18/2014	$93.37	Open Market
Relational Investors LLC	Sale	6,377	11/18/2014	$93.47	Open Market
Relational Coast Partners, L.P.	Sale	223	11/18/2014	$93.37	Open Market
Relational Coast Partners, L.P.	Sale	2,086	11/18/2014	$93.47	Open Market
Relational Fund Partners, L.P.	Sale	14	11/18/2014	$93.37	Open Market
Relational Fund Partners, L.P.	Sale	115	11/18/2014	$93.47	Open Market
Relational Fund Partners, L.P.	Sale	17	11/18/2014	$93.47	Open Market
RH Fund 1, L.P.	Sale	100	11/18/2014	$93.37	Open Market
RH Fund 1, L.P.	Sale	937	11/18/2014	$93.47	Open Market
Relational Investors XV, L.P.	Sale	149	11/18/2014	$93.37	Open Market
Relational Investors XV, L.P.	Sale	93	11/18/2014	$93.47	Open Market
Relational Investors XV, L.P.	Sale	453	11/18/2014	$93.47	Open Market

Relational Investors XV, L.P.	Sale	783	11/18/2014	$93.47	Open Market
Relational Investors XV, L.P.	Sale	68	11/18/2014	$93.47	Open Market
Relational Investors XVI, L.P.	Sale	74	11/18/2014	$93.37	Open Market
Relational Investors XVI, L.P.	Sale	692	11/18/2014	$93.47	Open Market
Relational Investors XX, L.P.	Sale	134	11/18/2014	$93.37	Open Market
Relational Investors XX, L.P.	Sale	1,188	11/18/2014	$93.47	Open Market
Relational Investors XX, L.P.	Sale	70	11/18/2014	$93.47	Open Market
Relational Investors XXIII, L.P.	Sale	191	11/18/2014	$93.37	Open Market
Relational Investors XXIII, L.P.	Sale	1,591	11/18/2014	$93.47	Open Market
Relational Investors XXIII, L.P.	Sale	193	11/18/2014	$93.47	Open Market
Relational Investors IX, L.P.	Sale	259	11/18/2014	$93.37	Open Market
Relational Investors IX, L.P.	Sale	630	11/18/2014	$93.47	Open Market
Relational Investors IX, L.P.	Sale	312	11/18/2014	$93.47	Open Market
Relational Investors IX, L.P.	Sale	751	11/18/2014	$93.47	Open Market
Relational Investors IX, L.P.	Sale	180	11/18/2014	$93.47	Open Market
Relational Investors IX, L.P.	Sale	545	11/18/2014	$93.47	Open Market
Relational Investors LLC	Sale	592	11/18/2014	$93.37	Open Market
Relational Investors LLC	Sale	5,527	11/18/2014	$93.47	Open Market
Relational Investors XXIV, L.P.	Sale	3	11/18/2014	$93.37	Open Market
Relational Investors XXIV, L.P.	Sale	36	11/18/2014	$93.47	Open Market
Relational Investors LLC	Sale	813	11/21/2014	$93.62	Open Market
Relational Investors LLC	Sale	228	11/21/2014	$94.34	Open Market
Relational Investors LLC	Sale	745	11/21/2014	$94.17	Open Market
Relational Investors LLC	Sale	2,629	11/21/2014	$93.23	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	3,561	11/21/2014	$93.62	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	1,002	11/21/2014	$94.34	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	3,263	11/21/2014	$94.17	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	11,514	11/21/2014	$93.23	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	3,807	11/21/2014	$93.62	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	1,078	11/21/2014	$94.34	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	3,488	11/21/2014	$94.17	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	12,298	11/21/2014	$93.23	Open Market
Relational Investors LLC	Sale	2,699	11/21/2014	$93.62	Open Market
Relational Investors LLC	Sale	759	11/21/2014	$94.34	Open Market
Relational Investors LLC	Sale	2,473	11/21/2014	$94.17	Open Market
Relational Investors LLC	Sale	8,727	11/21/2014	$93.23	Open Market
Relational Coast Partners, L.P.	Sale	883	11/21/2014	$93.62	Open Market
Relational Coast Partners, L.P.	Sale	248	11/21/2014	$94.34	Open Market
Relational Coast Partners, L.P.	Sale	809	11/21/2014	$94.17	Open Market
Relational Coast Partners, L.P.	Sale	220	11/21/2014	$93.23	Open Market

Relational Coast Partners, L.P.	Sale	576	11/21/2014	$93.23	Open Market
Relational Coast Partners, L.P.	Sale	2	11/21/2014	$93.24	Open Market
Relational Coast Partners, L.P.	Sale	9	11/21/2014	$93.23	Open Market
Relational Coast Partners, L.P.	Sale	2,049	11/21/2014	$93.23	Open Market
Relational Fund Partners, L.P.	Sale	56	11/21/2014	$93.62	Open Market
Relational Fund Partners, L.P.	Sale	7	11/21/2014	$94.34	Open Market
Relational Fund Partners, L.P.	Sale	8	11/21/2014	$94.34	Open Market
Relational Fund Partners, L.P.	Sale	8	11/21/2014	$94.17	Open Market
Relational Fund Partners, L.P.	Sale	43	11/21/2014	$94.17	Open Market
Relational Fund Partners, L.P.	Sale	97	11/21/2014	$93.23	Open Market
Relational Fund Partners, L.P.	Sale	45	11/21/2014	$93.23	Open Market
Relational Fund Partners, L.P.	Sale	39	11/21/2014	$93.23	Open Market
RH Fund 1, L.P.	Sale	396	11/21/2014	$93.62	Open Market
RH Fund 1, L.P.	Sale	111	11/21/2014	$94.34	Open Market
RH Fund 1, L.P.	Sale	363	11/21/2014	$94.17	Open Market
RH Fund 1, L.P.	Sale	1,283	11/21/2014	$93.23	Open Market
Relational Investors XV, L.P.	Sale	591	11/21/2014	$93.62	Open Market
Relational Investors XV, L.P.	Sale	166	11/21/2014	$94.34	Open Market
Relational Investors XV, L.P.	Sale	542	11/21/2014	$94.17	Open Market
Relational Investors XV, L.P.	Sale	639	11/21/2014	$93.23	Open Market
Relational Investors XV, L.P.	Sale	228	11/21/2014	$93.23	Open Market
Relational Investors XV, L.P.	Sale	1,045	11/21/2014	$93.23	Open Market
Relational Investors XVI, L.P.	Sale	293	11/21/2014	$93.62	Open Market
Relational Investors XVI, L.P.	Sale	82	11/21/2014	$94.34	Open Market
Relational Investors XVI, L.P.	Sale	268	11/21/2014	$94.17	Open Market
Relational Investors XVI, L.P.	Sale	947	11/21/2014	$93.23	Open Market
Relational Investors XX, L.P.	Sale	532	11/21/2014	$93.62	Open Market
Relational Investors XX, L.P.	Sale	149	11/21/2014	$94.34	Open Market
Relational Investors XX, L.P.	Sale	488	11/21/2014	$94.17	Open Market
Relational Investors XX, L.P.	Sale	1,722	11/21/2014	$93.23	Open Market
Relational Investors XXIII, L.P.	Sale	755	11/21/2014	$93.62	Open Market
Relational Investors XXIII, L.P.	Sale	212	11/21/2014	$94.34	Open Market
Relational Investors XXIII, L.P.	Sale	692	11/21/2014	$94.17	Open Market
Relational Investors XXIII, L.P.	Sale	2,442	11/21/2014	$93.23	Open Market
Relational Investors IX, L.P.	Sale	444	11/21/2014	$93.62	Open Market
Relational Investors IX, L.P.	Sale	579	11/21/2014	$93.62	Open Market
Relational Investors IX, L.P.	Sale	288	11/21/2014	$94.34	Open Market

Relational Investors IX, L.P.	Sale	656	11/21/2014	$94.17	Open Market
Relational Investors IX, L.P.	Sale	281	11/21/2014	$94.17	Open Market
Relational Investors IX, L.P.	Sale	106	11/21/2014	$93.23	Open Market
Relational Investors IX, L.P.	Sale	818	11/21/2014	$93.23	Open Market
Relational Investors IX, L.P.	Sale	1,012	11/21/2014	$93.23	Open Market
Relational Investors IX, L.P.	Sale	434	11/21/2014	$93.23	Open Market
Relational Investors IX, L.P.	Sale	155	11/21/2014	$93.23	Open Market
Relational Investors IX, L.P.	Sale	158	11/21/2014	$93.23	Open Market
Relational Investors IX, L.P.	Sale	626	11/21/2014	$93.23	Open Market
Relational Investors LLC	Sale	2,339	11/21/2014	$93.62	Open Market
Relational Investors LLC	Sale	658	11/21/2014	$94.34	Open Market
Relational Investors LLC	Sale	2,144	11/21/2014	$94.17	Open Market
Relational Investors LLC	Sale	7,565	11/21/2014	$93.23	Open Market
Relational Investors XXIV, L.P.	Sale	15	11/21/2014	$93.62	Open Market
Relational Investors XXIV, L.P.	Sale	4	11/21/2014	$94.34	Open Market
Relational Investors XXIV, L.P.	Sale	14	11/21/2014	$94.17	Open Market
Relational Investors XXIV, L.P.	Sale	50	11/21/2014	$93.23	Open Market
Relational Investors LLC	Sale	2,943	11/24/2014	$93.30	Open Market
Relational Investors LLC	Sale	2,352	11/24/2014	$93.34	Open Market
Relational Investors LLC	Sale	2,814	11/24/2014	$93.37	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	12,890	11/24/2014	$93.30	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	373	11/24/2014	$93.34	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	9,927	11/24/2014	$93.34	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	11,967	11/24/2014	$93.37	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	360	11/24/2014	$93.37	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	5,948	11/24/2014	$93.30	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	7,819	11/24/2014	$93.30	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	11,002	11/24/2014	$93.34	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	13,069	11/24/2014	$93.37	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	97	11/24/2014	$93.37	Open Market
Relational Investors LLC	Sale	9,770	11/24/2014	$93.30	Open Market
Relational Investors LLC	Sale	7,807	11/24/2014	$93.34	Open Market
Relational Investors LLC	Sale	9,343	11/24/2014	$93.37	Open Market
Relational Coast Partners, L.P.	Sale	1,371	11/24/2014	$93.30	Open Market
Relational Coast Partners, L.P.	Sale	8	11/24/2014	$93.30	Open Market
Relational Coast Partners, L.P.	Sale	1,818	11/24/2014	$93.30	Open Market

Relational Coast Partners, L.P.	Sale	2,555	11/24/2014	$93.34	Open Market
Relational Coast Partners, L.P.	Sale	3,057	11/24/2014	$93.37	Open Market
Relational Fund Partners, L.P.	Sale	40	11/24/2014	$93.30	Open Market
Relational Fund Partners, L.P.	Sale	162	11/24/2014	$93.30	Open Market
Relational Fund Partners, L.P.	Sale	46	11/24/2014	$93.34	Open Market
Relational Fund Partners, L.P.	Sale	25	11/24/2014	$93.34	Open Market
Relational Fund Partners, L.P.	Sale	91	11/24/2014	$93.34	Open Market
Relational Fund Partners, L.P.	Sale	56	11/24/2014	$93.37	Open Market
Relational Fund Partners, L.P.	Sale	137	11/24/2014	$93.37	Open Market
RH Fund 1, L.P.	Sale	1,437	11/24/2014	$93.30	Open Market
RH Fund 1, L.P.	Sale	1,148	11/24/2014	$93.34	Open Market
RH Fund 1, L.P.	Sale	1,374	11/24/2014	$93.37	Open Market
Relational Investors XV, L.P.	Sale	581	11/24/2014	$93.30	Open Market
Relational Investors XV, L.P.	Sale	1,560	11/24/2014	$93.30	Open Market
Relational Investors XV, L.P.	Sale	1,710	11/24/2014	$93.34	Open Market
Relational Investors XV, L.P.	Sale	2,047	11/24/2014	$93.37	Open Market
Relational Investors XVI, L.P.	Sale	1,061	11/24/2014	$93.30	Open Market
Relational Investors XVI, L.P.	Sale	847	11/24/2014	$93.34	Open Market
Relational Investors XVI, L.P.	Sale	593	11/24/2014	$93.37	Open Market
Relational Investors XVI, L.P.	Sale	421	11/24/2014	$93.37	Open Market
Relational Investors XX, L.P.	Sale	1,928	11/24/2014	$93.30	Open Market
Relational Investors XX, L.P.	Sale	1,540	11/24/2014	$93.34	Open Market
Relational Investors XX, L.P.	Sale	1,843	11/24/2014	$93.37	Open Market
Relational Investors XXIII, L.P.	Sale	2,734	11/24/2014	$93.30	Open Market
Relational Investors XXIII, L.P.	Sale	2,185	11/24/2014	$93.34	Open Market
Relational Investors XXIII, L.P.	Sale	2,615	11/24/2014	$93.37	Open Market
Relational Investors IX, L.P.	Sale	1,869	11/24/2014	$93.30	Open Market
Relational Investors IX, L.P.	Sale	572	11/24/2014	$93.30	Open Market
Relational Investors IX, L.P.	Sale	245	11/24/2014	$93.30	Open Market
Relational Investors IX, L.P.	Sale	988	11/24/2014	$93.30	Open Market
Relational Investors IX, L.P.	Sale	31	11/24/2014	$93.30	Open Market
Relational Investors IX, L.P.	Sale	392	11/24/2014	$93.34	Open Market
Relational Investors IX, L.P.	Sale	2,530	11/24/2014	$93.34	Open Market

Relational Investors IX, L.P.	Sale	38	11/24/2014	$93.34	Open Market
Relational Investors IX, L.P.	Sale	1,047	11/24/2014	$93.37	Open Market
Relational Investors IX, L.P.	Sale	409	11/24/2014	$93.37	Open Market
Relational Investors IX, L.P.	Sale	2,010	11/24/2014	$93.37	Open Market
Relational Investors IX, L.P.	Sale	77	11/24/2014	$93.37	Open Market
Relational Investors LLC	Sale	8,469	11/24/2014	$93.30	Open Market
Relational Investors LLC	Sale	6,767	11/24/2014	$93.34	Open Market
Relational Investors LLC	Sale	8,099	11/24/2014	$93.37	Open Market
Relational Investors XXIV, L.P.	Sale	56	11/24/2014	$93.30	Open Market
Relational Investors XXIV, L.P.	Sale	44	11/24/2014	$93.34	Open Market
Relational Investors XXIV, L.P.	Sale	53	11/24/2014	$93.37	Open Market
Relational Investors LLC	Sale	5,692	11/25/2014	$93.36	Open Market
Relational Investors LLC	Sale	4,192	11/25/2014	$93.53	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	1,998	11/25/2014	$93.36	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	2,397	11/25/2014	$93.36	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	20,535	11/25/2014	$93.36	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	17,230	11/25/2014	$93.53	Open Market
Relational Investors Mid-Cap Fund I, L.P.	Sale	1,129	11/25/2014	$93.53	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	14,977	11/25/2014	$93.36	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	8,445	11/25/2014	$93.36	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	3,193	11/25/2014	$93.36	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	5,595	11/25/2014	$93.53	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	7,073	11/25/2014	$93.53	Open Market
Relational Investors Mid-Cap Fund II, L.P.	Sale	6,934	11/25/2014	$93.53	Open Market
Relational Investors LLC	Sale	18,895	11/25/2014	$93.36	Open Market
Relational Investors LLC	Sale	13,914	11/25/2014	$93.53	Open Market
Relational Coast Partners, L.P.	Sale	6,184	11/25/2014	$93.36	Open Market
Relational Coast Partners, L.P.	Sale	4,553	11/25/2014	$93.53	Open Market
Relational Fund Partners, L.P.	Sale	392	11/25/2014	$93.36	Open Market
Relational Fund Partners, L.P.	Sale	288	11/25/2014	$93.53	Open Market
RH Fund 1, L.P.	Sale	1,526	11/25/2014	$93.36	Open Market
RH Fund 1, L.P.	Sale	1,253	11/25/2014	$93.36	Open Market
RH Fund 1, L.P.	Sale	2,046	11/25/2014	$93.53	Open Market

Relational Investors XV, L.P.	Sale	4,141	11/25/2014	$93.36	Open Market
Relational Investors XV, L.P.	Sale	3,049	11/25/2014	$93.53	Open Market
Relational Investors XVI, L.P.	Sale	2,052	11/25/2014	$93.36	Open Market
Relational Investors XVI, L.P.	Sale	1,511	11/25/2014	$93.53	Open Market
Relational Investors XX, L.P.	Sale	2,475	11/25/2014	$93.36	Open Market
Relational Investors XX, L.P.	Sale	1,254	11/25/2014	$93.36	Open Market
Relational Investors XX, L.P.	Sale	552	11/25/2014	$93.53	Open Market
Relational Investors XX, L.P.	Sale	56	11/25/2014	$93.53	Open Market
Relational Investors XX, L.P.	Sale	1,294	11/25/2014	$93.53	Open Market
Relational Investors XX, L.P.	Sale	844	11/25/2014	$93.53	Open Market
Relational Investors XXIII, L.P.	Sale	3,425	11/25/2014	$93.36	Open Market
Relational Investors XXIII, L.P.	Sale	1,864	11/25/2014	$93.36	Open Market
Relational Investors XXIII, L.P.	Sale	699	11/25/2014	$93.53	Open Market
Relational Investors XXIII, L.P.	Sale	80	11/25/2014	$93.53	Open Market
Relational Investors XXIII, L.P.	Sale	1,837	11/25/2014	$93.53	Open Market
Relational Investors XXIII, L.P.	Sale	1,279	11/25/2014	$93.53	Open Market
Relational Investors IX, L.P.	Sale	784	11/25/2014	$93.36	Open Market
Relational Investors IX, L.P.	Sale	4,232	11/25/2014	$93.36	Open Market
Relational Investors IX, L.P.	Sale	2,150	11/25/2014	$93.36	Open Market
Relational Investors IX, L.P.	Sale	5,277	11/25/2014	$93.53	Open Market
Relational Investors LLC	Sale	16,380	11/25/2014	$93.36	Open Market
Relational Investors LLC	Sale	12,062	11/25/2014	$93.53	Open Market
Relational Investors XXIV, L.P.	Sale	48	11/25/2014	$93.36	Open Market
Relational Investors XXIV, L.P.	Sale	60	11/25/2014	$93.36	Open Market
Relational Investors XXIV, L.P.	Sale	80	11/25/2014	$93.53	Open Market